Exhibit 99.12

Indian GAAP Standalone

Independent Auditor’s Report

To the Board of Directors of Infosys Limited

Report on the Financial Statements

We have audited the accompanying financial statements of Infosys Limited (“the Company”), which comprise the balance sheet as at 30 September 2013, the statement of profit and loss for the quarter and six months then ended and the cash flow statement of the Company for the six months then ended and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation of these financial statements that give a true and fair view of the financial position, financial performance and cash flows of the Company in accordance with the Accounting Standards referred to in sub-section (3C) of section 211 of the Companies Act, 1956 (‘the Act’) which as per a clarification issued by the Ministry of Corporate Affairs continue to apply under section 133 of the Companies Act 2013 (which has superseded section 211(3C) of the Companies Act 1956 w.e.f. 12 September 2013). This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the financial statements give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

(i)	in the case of the balance sheet, of the state of affairs of the Company as at 30 September 2013;
(ii)	in the case of the statement of profit and loss, of the profit for the quarter and six months ended on that date; and
(iii)	in the case of the cash flow statement, of the cash flows for the six months ended on that date.

Report on Other Legal and Regulatory Requirements

As required by section 227(3) of the Act, we report that:

a.	we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;
b.	in our opinion proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;
c.	the balance sheet, statement of profit and loss and cash flow statement dealt with by this Report are in agreement with the books of account; and
d.	in our opinion, the balance sheet, statement of profit and loss and cash flow statement comply with the Accounting Standards referred to in subsection (3C) of section 211 of the Companies Act, 1956 which as per a clarification issued by the Ministry of Corporate Affairs continue to apply under section 133 of the Companies Act 2013 (which has superseded section 211(3C) of the Companies Act 1956 w.e.f. 12 September 2013).

for B S R & Co.
Chartered Accountants
Firm’s registration number: 101248W

Zubin Shekary
Partner
Membership number: 048814

Bangalore
11 October 2013

INFOSYS LIMITED

in crore

Balance Sheet as at	Note	September 30, 2013	March 31, 2013
EQUITY AND LIABILITIES
SHAREHOLDERS' FUNDS
Share capital	2.1	287	287
Reserves and surplus	2.2	39,010	35,772
		39,297	36,059
NON-CURRENT LIABILITIES
Deferred tax liabilities (net)	2.3	–	56
Other long-term liabilities	2.4	254	120
		254	176
CURRENT LIABILITIES
Trade payables	2.5	52	178
Other current liabilities	2.6	4,506	2,827
Short-term provisions	2.7	4,347	3,788
		8,905	6,793
		48,456	43,028
ASSETS
NON-CURRENT ASSETS
Fixed assets
Tangible assets	2.8	4,618	4,425
Intangible assets	2.8	21	28
Capital work-in-progress		1,352	1,135
		5,991	5,588
Non-current investments	2.10	3,396	2,764
Deferred tax assets (net)	2.3	418	378
Long-term loans and advances	2.11	1,904	1,529
Other non-current assets	2.12	28	31
		11,737	10,290
CURRENT ASSETS
Current investments	2.10	3,140	1,580
Trade receivables	2.13	7,335	6,365
Cash and cash equivalents	2.14	21,011	20,401
Short-term loans and advances	2.15	5,233	4,392
		36,719	32,738
		48,456	43,028
SIGNIFICANT ACCOUNTING POLICIES	1

As per our report of even date attached

for B S R & Co.	for Infosys Limited

Chartered Accountants

Firm’s Registration No : 101248W

Zubin Shekary Partner Membership No. 48814	N. R. Narayana Murthy Executive Chairman	S. Gopalakrishnan Executive Vice-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	K. V. Kamath Director
	Deepak M. Satwalekar Director	Dr. Omkar Goswami Director	David L. Boyles Director	Prof. Jeffrey S. Lehman Director
	R. Seshasayee Director	Srinath Batni Director	V. Balakrishnan Director	B.G.Srinivas Director
Bangalore October 11, 2013	Rajiv Bansal Chief Financial Officer	K.Parvatheesam Chief Risk Officer and Company Secretary

INFOSYS LIMITED

in crore

Statement of Profit and Loss for the	Note	Quarter ended September 30,		Half-year ended September 30,
		2013	2012	2013	2012
Income from software services and products	2.16	11,482	9,129	21,441	18,038
Other income	2.17	503	628	1,066	1,087
Total revenue		11,985	9,757	22,507	19,125
Expenses
Employee benefit expenses	2.18	6,572	4,882	12,139	9,647
Deferred consideration pertaining to acquisition	2.10.1	57	–	109	–
Cost of technical sub-contractors	2.18	666	418	1,245	786
Travel expenses	2.18	340	343	687	679
Cost of software packages and others	2.18	165	156	339	308
Communication expenses	2.18	88	73	163	139
Professional charges		92	138	187	255
Depreciation and amortisation expense	2.8	257	238	507	452
Other expenses*	2.18	540	354	847	657
Total expenses		8,777	6,602	16,223	12,923
PROFIT BEFORE EXCEPTIONAL ITEM AND TAX		3,208	3,155	6,284	6,202
Dividend income	2.36	–	83	–	83
PROFIT BEFORE TAX		3,208	3,238	6,284	6,285
Tax expense:
Current tax	2.19	1,006	910	1,852	1,752
Deferred tax	2.19	(124)	(14)	(144)	(13)
PROFIT FOR THE PERIOD		2,326	2,342	4,576	4,546
EARNINGS PER EQUITY SHARE
Equity shares of par value 5/- each
Before Exceptional item
Basic		40.50	39.57	79.69	77.95
Diluted		40.50	39.57	79.69	77.95
After Exceptional item
Basic		40.50	40.78	79.69	79.16
Diluted		40.50	40.78	79.69	79.16
Number of shares used in computing earnings per share	2.32
Basic		57,42,36,166	57,42,31,349	57,42,36,166	57,42,30,750
Diluted		57,42,36,166	57,42,32,213	57,42,36,166	57,42,31,953
*Other expenses for the quarter and half year ended September 30, 2013 include a provision of 219 crore towards visa related matters. Refer note 2.34
SIGNIFICANT ACCOUNTING POLICIES	1

As per our report of even date attached

for B S R & Co.	for Infosys Limited

Chartered Accountants

Firm’s Registration No : 101248W

Zubin Shekary Partner Membership No. 48814	N. R. Narayana Murthy Executive Chairman	S. Gopalakrishnan Executive Vice-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	K. V. Kamath Director
	Deepak M. Satwalekar Director	Dr. Omkar Goswami Director	David L. Boyles Director	Prof. Jeffrey S. Lehman Director
	R. Seshasayee Director	Srinath Batni Director	V. Balakrishnan Director	B.G.Srinivas Director
Bangalore October 11, 2013	Rajiv Bansal Chief Financial Officer	K.Parvatheesam Chief Risk Officer and Company Secretary

INFOSYS LIMITED

in crore

Cash Flow Statement for the	Note	Half-year ended
		September 30, 2013	September 30, 2012
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax and exceptional item		6,284	6,202
Adjustments to reconcile profit before tax to cash generated by operating activities
Depreciation and amortisation expense		507	452
Payable for acquisition of business		109	–
Interest and dividend income		(1,086)	(954)
Effect of exchange differences on translation of assets and liabilities		36	11
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(60)	(13)
Changes in assets and liabilities
Trade receivables	2.35.1	(970)	(736)
Loans and advances and other assets	2.35.2	(777)	(395)
Liabilities and provisions	2.35.3	2,064	511
		6,107	5,078
Income taxes paid	2.35.4	(1,568)	(1,525)
NET CASH GENERATED BY OPERATING ACTIVITIES		4,539	3,553
CASH FLOWS FROM INVESTING ACTIVITIES
Payment towards capital expenditure	2.35.5	(1,036)	(828)
Proceeds from sale of fixed assets		1	–
Investments in subsidiaries	2.35.6	(1)	(196)
Investment in mutual fund and certificate of deposits	2.35.7	(10,739)	(9,213)
Disposal of liquid mutual fund units	2.35.7	9,186	4,350
Investment in tax free bonds	2.35.8	(632)	–
Interest and dividend received	2.35.9	1,066	893
CASH FLOWS FROM INVESTING ACTIVITIES BEFORE EXCEPTIONAL ITEM		(2,155)	(4,994)
Dividend received	2.36	–	83
NET CASH PROVIDED BY / (USED IN) INVESTING ACTIVITIES		(2,155)	(4,911)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		–	1
Loan given to subsidiary	2.35.10	(22)	–
Dividends paid		(1,550)	(1,836)
Dividend tax paid		(263)	(298)
NET CASH USED IN FINANCING ACTIVITIES		(1,835)	(2,133)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		60	13
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		609	(3,478)
Add: Bank balances taken over from Infosys Consulting India Limited (refer to note 2.26)		1	–
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		20,401	19,557
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		21,011	16,079
SIGNIFICANT ACCOUNTING POLICIES	1

As per our report of even date attached

for B S R & Co.	for Infosys Limited

Chartered Accountants

Firm’s Registration No : 101248W

Zubin Shekary Partner Membership No. 48814	N. R. Narayana Murthy Executive Chairman	S. Gopalakrishnan Executive Vice-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	K. V. Kamath Director
	Deepak M. Satwalekar Director	Dr. Omkar Goswami Director	David L. Boyles Director	Prof. Jeffrey S. Lehman Director
	R. Seshasayee Director	Srinath Batni Director	V. Balakrishnan Director	B.G.Srinivas Director
Bangalore October 11, 2013	Rajiv Bansal Chief Financial Officer	K.Parvatheesam Chief Risk Officer and Company Secretary

Significant accounting policies

Company overview

Infosys Limited ('Infosys' or 'the Company') along with its majority-owned and controlled subsidiary, Infosys BPO Limited and its controlled subsidiaries ('Infosys BPO') and wholly-owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited ('Infosys Australia'), Infosys Technologies (China) Co. Limited ('Infosys China'), Infosys Technologies S. de R. L. de C. V. ('Infosys Mexico'), Infosys Technologies (Sweden) AB. ('Infosys Sweden'), Infosys Tecnologia DO Brasil LTDA. ('Infosys Brasil'), Infosys Public Services, Inc, USA ('Infosys Public Services'), Infosys Consulting India Limited, Infosys Americas Inc., (Infosys Americas), Infosys Technologies (Shanghai) Company Limited ('Infosys Shanghai') and Lodestone Holding AG and its controlled subsidiaries ('Infosys Lodestone') is a leading global technology services corporation. The Company provides business consulting, technology, engineering and outsourcing services to help clients build tomorrow's enterprise. In addition, the Company offers software products for the banking industry.

1 Significant accounting policies

1.1 Basis of preparation of financial statements

These financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed by the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 2013 (to the extent notified) and the Companies Act, 1956 (to the extent applicable) and guidelines issued by the Securities and Exchange Board of India (SEBI). Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

1.2 Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage of completion which requires the Company to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed tangible assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements.

1.3 Revenue recognition

Revenue is primarily derived from software development and related services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price and fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage of completion method. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billings in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage-of-completion method. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services are performed.

The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts using a cumulative catchup approach. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Company presents revenues net of indirect taxes in its statement of profit and loss.

Profit on sale of investments is recorded on transfer of title from the Company and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Company's right to receive dividend is established.

1.4 Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Company has a present legal obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

1.5 Post-sales client support and warranties

The Company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time when related revenues are recorded and included in statement of profit and loss. The Company estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions.

1.6 Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

1.7 Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation and impairment, if any. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises of the cost of fixed assets that are not yet ready for their intended use at the reporting date. Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment.

1.8 Depreciation and amortization

Depreciation on fixed assets is provided on the straight-line method over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for 5,000/- or less) are depreciated over a period of one year from the date of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Company for its use. The Management estimates the useful lives for the other fixed assets as follows :

Buildings	15 years
Plant and machinery	5 years
Office equipment	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

1.9 Impairment

The Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognized wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset's net selling price and value in use, which means the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

1.10 Retirement benefits to employees

a Gratuity

The Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by the law. The Company recognizes the net obligation of the gratuity plan in the Balance Sheet as an asset or liability, respectively in accordance with Accounting Standard (AS) 15, 'Employee Benefits'. The Company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the statement of profit and loss in the period in which they arise.

b Superannuation

Certain employees of Infosys are also participants in the superannuation plan ('the Plan') which is a defined contribution plan. The Company has no obligations to the Plan beyond its monthly contributions.

c Provident fund

Eligible employees receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The Company contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

d Compensated absences

The employees of the Company are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation based on the additional amount expected to be paid as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.11 Research and development

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably.

1.12 Foreign currency transactions

Foreign-currency denominated monetary assets and liabilities are translated at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the Statement of profit and loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

1.13 Forward and options contracts in foreign currencies

The Company uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduce the risk or cost to the Company and the Company does not use those for trading or speculation purposes.

Effective April 1, 2008, the Company adopted AS 30, 'Financial Instruments: Recognition and Measurement', to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of the Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions are recognized in the statement of profit and loss. The Company records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the statement of profit and loss of that period. To designate a forward or options contract as an effective hedge, the Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the statement of profit and loss. Currently hedges undertaken by the Company are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the statement of profit and loss at each reporting date.

1.14 Income taxes

Income taxes are accrued in the same period that the related revenue and expenses arise. A provision is made for income tax annually, based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum alternate tax (MAT) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the Balance Sheet if there is convincing evidence that the Company will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Company offsets, on a year on year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets in situation where unabsorbed depreciation and carry forward business loss exists, are recognized only if there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax asset can be realized. Deferred tax assets, other than in situation of unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized. Deferred tax assets are reviewed for the appropriateness of their respective carrying values at each reporting date. Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to statement of profit and loss are credited to the share premium account.

1.15 Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.16 Investments

Trade investments are the investments made to enhance the Company’s business interests. Investments are either classified as current or long-term based on Management’s intention. Current investments are carried at the lower of cost and fair value of each investment individually. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

1.17 Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The Company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

1.18 Cash flow statement

Cash flows are reported using the indirect method, whereby profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

1.19 Leases

Lease under which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Such assets acquired are capitalized at fair value of the asset or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognised as an expense on a straight line basis in the statement of profit and loss over the lease term.

2 NOTES ON ACCOUNTS FOR THE QUARTER AND HALF-YEAR ENDED SEPTEMBER 30, 2013

Amounts in the financial statements are presented in crore, except for per share data and as otherwise stated. Certain amounts that are required to be disclosed and do not appear due to rounding off are detailed in note 2.38. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period figures have been regrouped/reclassified, wherever necessary to conform to the current period presentation.

2.1 SHARE CAPITAL

in crore, except as otherwise stated

Particulars	As at
	September 30, 2013	March 31, 2013
Authorized
Equity shares, 5/- par value
60,00,00,000 (60,00,00,000) equity shares	300	300
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value (1)	287	287
57,42,36,166 (57,42,36,166) equity shares fully paid-up
[Of the above, 53,53,35,478 (53,53,35,478) equity shares, fully paid up have been issued as bonus shares by capitalization of the general reserve. ]
	287	287

Forfeited shares amounted to 1,500/- (1,500/-)

(1) Refer to note 2.32 for details of basic and diluted shares

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share.

The Company declares and pays dividends in Indian rupees. The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting.

During the year ended March 31, 2013, the amount of per share dividend recognized as distributions to equity shareholders was 42/-. The dividend for the year ended March 31, 2013 includes 27/- per share of final dividend. The total dividend appropriation amounted to 2,412 crore including corporate dividend tax of 403 crore.

The Board of Directors, in their meeting on October 11, 2013, declared an interim dividend of 20 per equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the company, after distribution of all preferential amounts. However, no such preferential amounts exist currently. The distribution will be in proportion to the number of equity shares held by the shareholders.

The details of shareholder holding more than 5% shares as at September 30, 2013 and March 31, 2013 is set out below :

Name of the shareholder	As at September 30, 2013		As at March 31, 2013
	No. of shares	% held	No. of shares	% held
Life Insurance Corporation of India(1)	2,83,97,976	4.95%	3,42,33,932	5.96%
Deutsche Bank Trust Company Americas (Depository of ADR's - legal ownership)	8,70,51,667	15.16%	7,08,83,217	12.34%

(1) includes all schemes under their management

The reconciliation of the number of shares outstanding and the amount of share capital as at September 30, 2013 and March 31, 2013 is set out below:

Particulars	As at September 30, 2013		As at March 31, 2013
	Number of shares	Amount	Number of shares	Amount
Number of shares at the beginning of the period	57,42,36,166	287	57,42,30,001	287
Add: Shares issued on exercise of employee stock options	–	–	6,165	–
Number of shares at the end of the period	57,42,36,166	287	57,42,36,166	287

Stock option plans

The Company had two Stock Option Plans.

1998 Stock Option Plan ('the 1998 Plan')

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares. The 1998 Plan is administered by a compensation commitee, all of whom are independant members of the Board of Directors and through the Infosys Limited Employees’ Welfare Trust (the Trust). All options had been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Stock Option Plan ('the 1999 Plan')

In fiscal 2000, the Company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in September 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The 1999 Plan is administered by a compensation commitee, all of whom are independant members of the Board of Directors and through the Infosys Limited Employees’ Welfare Trust (the Trust). Options were issued to employees at an exercise price that is not less than the fair market value. The 1999 Plan lapsed on September 11, 2009, and consequently no further shares will be issued to employees under this plan.

There were no share options outstanding and exercisable as of September 30, 2013 and March 31, 2013.

There was no activity in the 1998 Plan during the quarter and half-year ended September 30, 2012. The activity in the 1999 Plan during the quarter and half-year ended September 30, 2012 is set out below:

Particulars	Quarter ended September 30, 2012	Half-year ended September 30, 2012
The 1999 Plan :
Options outstanding, beginning of the period	11,233	11,683
Less: Exercised	1,995	2,445
Forfeited	5,518	5,518
Options outstanding, end of the period	3,720	3,720
Options exercisable, end of the period	3,720	3,720

The weighted average share price of options exercised under the 1999 Plan during the quarter and half-year ended September 30, 2012 was 2,458/- and 2,458/- respectively.

2.2 RESERVES AND SURPLUS

in crore

Particulars	As at
	September 30, 2013	March 31, 2013
Capital reserve - Opening balance	54	54
Add: Transferred from Surplus	–	–
	54	54
Securities premium account - Opening balance	3,065	3,064
Add: Receipts on exercise of employee stock options	–	1
Income tax benefit arising from exercise of stock options	–	–
	3,065	3,065
General reserve - Opening balance	7,270	6,359
Add: Transferred from Surplus	–	911
	7,270	7,270
Surplus - Opening balance	25,383	19,993
Add: Net profit after tax transferred from Statement of Profit and Loss	4,576	9,116
Reserves on transfer of assets and liabilities of Infosys Consulting India Limited (refer to note 2.26)	6	–
Amount available for appropriation	29,965	29,109
Appropriations:
Interim dividend	1,149	862
Final dividend	–	1,550
Total dividend	1,149	2,412
Dividend tax	195	403
Amount transferred to general reserve	–	911
Surplus- Closing Balance	28,621	25,383
	39,010	35,772

2.3 DEFERRED TAXES

in crore

Particulars	As at
	September 30, 2013	March 31, 2013
Deferred tax assets
Fixed assets	341	329
Trade receivables	34	18
Unavailed leave	204	133
Computer software	46	45
Accrued compensation to employees	34	29
Others	75	86
	734	640
Deferred tax liabilities
Intangible assets	–	3
Branch profit tax	316	315
	316	318
Deferred tax assets after set off	418	378
Deferred tax liabilities after set off	–	56

Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

As at September 30, 2013 and March 31, 2013, the Company has provided for branch profit tax of 316 crore and 315 crore, respectively, for its overseas branches, as the Company estimates that these branch profits would be distributed in the foreseeable future. The provision for branch profit tax increased by 48 crore during the half year ended September 30, 2013 due to change in exchange rate.

2.4 OTHER LONG-TERM LIABILITIES

in crore

Particulars	As at
	September 30, 2013	March 31, 2013
Others
Gratuity obligation - unamortised amount relating to plan amendment (refer to note 2.29)	9	11
Payable for acquisition of business (refer to note 2.10.1)	218	82
Rental deposits received from subsidiary (refer to note 2.25)	27	27
	254	120

2.5 TRADE PAYABLES

in crore

Particulars	As at
	September 30, 2013	March 31, 2013
Trade payables	52	178
	52	178
Includes dues to subsidiaries (refer to note 2.25)	35	82

2.6 OTHER CURRENT LIABILITIES

in crore

Particulars	As at
	September 30, 2013	March 31, 2013
Accrued salaries and benefits
Salaries and benefits	583	79
Bonus and incentives	598	389
Other liabilities
Provision for expenses (1)	1,114	914
Retention monies	78	69
Withholding and other taxes payable	771	587
Gratuity obligation - unamortised amount relating to plan amendment, current (refer to note 2.29)	4	4
Other payables (2)	147	36
Advances received from clients	10	20
Unearned revenue	775	726
Mark-to-market loss on forward and options contracts	423	–
Unpaid dividends	3	3
	4,506	2,827
(1) Includes dues to subsidiaries (refer to note 2.25)	2	34
(2) Includes dues to subsidiaries (refer to note 2.25)	142	33

2.7 SHORT-TERM PROVISIONS

in crore

Particulars	As at
	September 30, 2013	March 31, 2013
Provision for employee benefits
Unavailed leave	753	502
Others
Provisions towards visa related matters (refer to note 2.34)	219	–
Proposed dividend	1,149	1,550
Provision for
Tax on dividend	195	263
Income taxes (net of advance tax and TDS)	1,841	1,274
Post-sales client support and warranties	190	199
	4,347	3,788

Provision for post-sales client support and warranties

The movement in the provision for post-sales client support and warranties is as follows :

in crore

Particulars	Quarter ended September 30,		Half-year ended September 30,		Year ended
	2013	2012	2013	2012	March 31,2013
Balance at the beginning	196	137	199	123	123
Provision recognized / (reversal)	(12)	58	(26)	67	79
Provision utilised	–	–	–	–	–
Exchange difference during the period	6	(5)	17	–	(3)
Balance at the end	190	190	190	190	199

Provision for post-sales client support is expected to be utilized over a period of 6 months to 1 year.

2.8 FIXED ASSETS

in crore, except as otherwise stated

Particulars	Original cost				Depreciation and amortization				Net book value
	As at April 1, 2013	Additions/ Adjustments during the period	Deductions/ Retirement during the period	As at September 30, 2013	As at April 1, 2013	For the period	Deductions/ Adjustments during the period	As at September 30, 2013	As at September 30, 2013	As at March 31, 2013
Tangible assets :
Land : Free-hold	492	96	–	588	–	–	–	–	588	492
Leasehold	348	–	–	348	–	–	–	–	348	348
Buildings (1)(2)	4,053	181	–	4,234	1,467	138	–	1,605	2,629	2,586
Plant and equipment (2)(4)	779	54	1	832	547	61	1	607	225	232
Office equipment (2)(4)	276	28	–	304	159	26	–	185	119	117
Computer equipment (2)(4)(5)	1,525	278	7	1,796	1,053	225	6	1,272	524	472
Furniture and fixtures (2)(4)	518	56	–	574	345	49	–	394	180	173
Vehicles	10	1	–	11	5	1	–	6	5	5
	8,001	694	8	8,687	3,576	500	7	4,069	4,618	4,425
Intangible assets :
Intellectual property rights (4)	59	–	–	59	31	7	–	38	21	28
	59	–	–	59	31	7	–	38	21	28
Total	8,060	694	8	8,746	3,607	507	7	4,107	4,639	4,453
Previous year (3)	7,173	783	–	7,956	3,112	452	69	3,633	4,323

Notes:	(1)	Buildings include 250/– being the value of 5 shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.
	(2)	Includes certain assets provided on cancellable operating lease to Infosys BPO, a subsidiary.
	(3)	The opening balance as of April 1, 2012, includes computer equipment having gross book value of 10 crore (net book value 2 crore) transferred from Infosys Consulting Inc.,
	(4)	The opening balance as of April 2013, includes plant and equipment having gross book value of 1 crore (net book value Nil), office equipment having gross book value of 1 crore (net book value Nil), computer equipment having gross book value of 62 crore (net book value 7 crore), furniture and fixtures having gross book value of 11 crore (net book value 4 crore) and intellectual property rights having gross book value of 21 crore (net book value 16 crore) transferred from Infosys Australia aggregating to a cumulative amount of 96 crores of gross book value ( net book value of 27 crore). (Refer to note 2.25)
	(5)	Includes computer equipment having gross book value of 1 crore (net book value Nil) transferred from Infosys Consulting India Limited ( Refer note 2.26)

Profit / (loss) on disposal of fixed assets during the quarter and half-year ended September 30, 2013 is less than 1 crore each (less than 1 crore for the quarter and half year ended September 30, 2012) and accordingly disclosed under note 2.38 - Details of rounded off amounts.

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of some of these agreements, the Company has the option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements with the balance payable at the time of purchase. These amounts are disclosed as 'Land - leasehold' under 'Tangible assets' in the financial statements.

Tangible assets provided on operating lease to Infosys BPO, a subsidiary company, as at September 30, 2013 and March 31, 2013 are as follows:

 in crore

Particulars	Cost	Accumulated depreciation	Net book value
Buildings	52	32	20
	61	34	27

The aggregate depreciation charged on the above assets during the quarter and half-year ended September 30, 2013 amounted to 1 crore and 2 crore respectively (1 crore and 2 crore respectively for the quarter and half-year ended September 30, 2012, respectively).

The rental income from Infosys BPO for the quarter and half-year ended September 30, 2013 amounted to 5 crore and 9 crore respectively (3 crore and 7 crore for the quarter and half-year ended September 30, 2012,respectively).

2.9 LEASES

Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the period and the maximum obligations on long-term, non-cancelable operating leases payable as per the rentals stated in the respective agreements are as follows:

in crore

Particulars	Quarter ended September 30,		Half-year ended September 30,
	2013	2012	2013	2012
Lease rentals recognized during the period	45	36	90	70

in crore

	As at
Lease obligations payable	September 30, 2013	March 31, 2013
Within one year of the balance sheet date	130	118
Due in a period between one year and five years	336	272
Due after five years	243	61

The operating lease arrangements, are renewable on a periodic basis and for most of the leases extend upto a maximum of ten years from their respective dates of inception and relates to rented premises. Some of these lease agreements have price escalation clauses.

2.10 INVESTMENTS

in crore, except as otherwise stated

Particulars	As at
	September 30, 2013	March 31, 2013
Non-current investments
Long term investments - at cost
Trade(unquoted)
Investments in equity instruments of subsidiaries
Infosys BPO Limited
3,38,22,319 (3,38,22,319) equity shares of 10/- each, fully paid	659	659
Infosys Technologies (China) Co. Limited	107	107
Infosys Technologies (Australia) Pty Limited
1,01,08,869 (1,01,08,869) equity shares of AUD 0.11 par value, fully paid	66	66
Infosys Technologies, S. de R.L. de C.V., Mexico
17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up	65	65
Infosys Technologies (Sweden) AB
1,000 (1,000) equity shares of SEK 100 par value, fully paid	–	–
Infosys Technologia DO Brasil LTDA
4,00,00,000 (4,00,00,000) shares of BRL 1.00 par value, fully paid	109	109
Infosys Technologies (Shanghai) Company Limited	234	234
Infosys Consulting India Limited
Nil (10,00,000) equity shares of 10/- each, fully paid	–	1
Infosys Public Services, Inc
1,00,00,000 (1,00,00,000) shares of USD 0.50 par value, fully paid	24	24
Lodestone Holding AG (refer to note 2.10.1)
3,350 (3,350) - Class A shares of CHF 1,000 each and 29,400 (29,400) - Class B Shares of CHF 100 each, fully paid up	1,187	1,187
Infosys Americas Inc	1	–
10,000 (Nil) shares of USD 10 per share, fully paid up
	2,452	2,452
Others (unquoted) (refer to note 2.10.2)
Investments in equity instruments	6	6
Less: Provision for investments	2	2
	4	4
Others (quoted)
Investments in tax free bonds (refer to note 2.10.4)	940	308
	940	308
	3,396	2,764
Current investments – at the lower of cost and fair value
Unquoted
Liquid mutual fund units (refer to note 2.10.3)	2,621	1,580
Certificates of deposit (refer to note 2.10.3)	519	–
	3,140	1,580
Aggregate amount of quoted investments excluding interest accrued but not due of 30 crore included under Note 2.15 Short term Loans and advances	940	308
Market value of quoted investments	958	317
Aggregate amount of unquoted investments	5,598	4,038
Aggregate amount of provision made for non-current unquoted investments	2	2

2.10.1 Investment in Lodestone Holding AG

"On October 22, 2012, Infosys acquired 100% of the outstanding share capital of Lodestone Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland. The acquisition was executed through a share purchase agreement for an upfront cash consideration of 1,187 crore and a deferred consideration of upto 608 crores.

The deferred consideration is payable to the selling shareholders of Lodestone on the third anniversary of the acquisition date and is contingent upon their continued employment for a period of three years. The investment in Lodestone has been recorded at the acquisition cost and the deferred consideration is being recognised on a proportionate basis over a period of three years from the date of acquisition. An amount of 57 crores and Nil , representing the proportionate charge of the deferred consideration has been recognised as an expense during the quarter ended September 30, 2013 and quarter ended September 30, 2012 respectively and 109 crores and Nil during half year ended September 30, 2013 and September 30, 2012.

2.10.2 Details of Investments

The details of non-current other investments in equity instruments as at September 30, 2013 and March 31, 2013 are as follows:

in crore

Particulars	As at
	September 30, 2013	March 31, 2013
OnMobile Systems Inc., (formerly Onscan Inc.) USA
21,54,100 (21,54,100) common stock at USD 0.4348 each, fully paid, par value USD 0.001 each	4	4
Merasport Technologies Private Limited
2,420 (2,420) equity shares at 8,052/- each, fully paid, par value 10/- each	2	2
Global Innovation and Technology Alliance
5,000 (5,000) equity shares at 1,000/- each, fully paid, par value 1,000/- each	–	–
	6	6
Less: Provision for investment	2	2
	4	4

2.10.3 Details of Investments in liquid mutual fund units and certificate of deposits

The balances held in liquid mutual fund units as at September 30, 2013 is as follows:

 in crore

Particulars	Units	Amount
SBI Premier Liquid Fund - Direct Plan - Daily Dividend	55,73,094	559
ICICI Prudential Liquid-Direct Plan-Daily Dividend	4,78,51,369	479
IDFC Cash Fund Daily Dividend - Direct Plan	36,36,925	364
Tata Liquid Fund Direct Plan - Daily Dividend	26,27,514	293
HDFC Liquid Fund DDR - (Liquid Fund)	26,65,43,335	272
Templeton India Treasury Management Account Super Institutional Plan - Direct	23,70,016	237
DSP Black Rock Liquidity Fund - Direct Plan	21,84,180	218
L & T Liquid Fund Direct Plan - Daily Dividend Reinvestment	16,32,635	165
UTI Liquid Cash Plan - Institutional - Direct Plan - Daily Dividend	2,60,840	27
Birla Sun Life Cash Plus - Daily Dividend - Regular Plan - Reinvestment	7,19,862	7
	333,399,770	2,621

The balances held in certificate of deposits as at September 30, 2013 is as follows:

Particulars	Face value	Units	Amount
Bank of Maharashtra	100,000/-	17,500	168
Bank of Baroda	100,000/-	5,000	48
Punjab National Bank	100,000/-	5,000	48
Oriental Bank of Commerce	100,000/-	5,000	47
Union Bank of India	100,000/-	5,000	46
Indian Overseas Bank	100,000/-	5,000	46
IDBI Bank Limited	100,000/-	5,000	46
HDFC Bank	100,000/-	5,000	46
Central Bank of India	100,000/-	2,500	24
		55,000	519

The balances held in liquid mutual fund units as at March 31, 2013 is as follows:

in crore

Particulars	Units	Amount
Tata Floater Fund Plan A -Daily Dividend - Direct Plan	24,10,062	242
Kotak Liquid Scheme Plan A- Daily Dividend - Direct Plan	2,77,271	34
Birla Sun Life Savings Fund-Daily Dividend Reinvestment - Direct Plan	4,10,12,872	410
ICICI Prudential Flexible Income - Daily Dividend - Direct Plan	1,22,52,481	130
UTI Treasury Advantage Fund - Institutional Plan - Daily Dividend - Direct Plan	58,42,445	584
DWS Ultra Short Term Fund -Institutional Plan-Daily Dividend - Direct Plan	17,99,62,153	180
	24,17,57,284	1,580

There were no balances held in certificates of deposit as at March 31, 2013

2.10.4 Details of Investments in tax free bonds

The balances held in tax free bonds as at September 30, 2013 and March 31, 2013 is as follows:

in crore

Particulars	Face Value	As at September 30, 2013		As at March 31, 2013
		Units	Amount	Units	Amount
7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023	1,000/-	20,00,000	201	–	–
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000/-	21,00,000	211	20,00,000	201
7.93% Rural Electrification Corporation Limited Bonds 27MAR2022	1,000/-	2,00,000	21	–	–
8.26% India Infrastructure Finance Company Limited Bonds 23AUG2028	1,000,000/-	1,000	100	–	–
8.30% National Highways Authority of India Bonds 25JAN2027	1,000/-	5,00,000	54	5,00,000	53
8.46% India Infrastructure Finance Company Limited Bonds 30AUG2028	1,000,000/-	2,000	200	–	–
8.46% Power Finance Corporation Limited Bonds 30AUG2028	1,000,000/-	1,000	100	–	–
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000/-	5,00,000	53	5,00,000	54
		53,04,000	940	30,00,000	308

2.11 LONG-TERM LOANS AND ADVANCES

in crore

Particulars	As at
	September 30, 2013	March 31, 2013
Unsecured, considered good
Capital advances	512	439
Electricity and other deposits	28	28
Rental deposits (1)	50	29
Other loans and advances
Advance income taxes (net of provisions)	1,302	1,019
Prepaid expenses	5	8
Loans and advances to employees
Housing and other loans	7	6
	1,904	1,529
(1) Includes deposits from subsidiaries (refer to note 2.25)	21	–

2.12 OTHER NON-CURRENT ASSETS

in crore

Particulars	As at
	September 30, 2013	March 31, 2013
Others
Advance to gratuity trust (refer to note 2.29)	28	31
	28	31

2.13 TRADE RECEIVABLES (1)

in crore

Particulars	As at
	September 30, 2013	March 31, 2013
Debts outstanding for a period exceeding six months
Unsecured
Considered doubtful	87	61
Less: Provision for doubtful debts	87	61
	–	–
Other debts
Unsecured
Considered good (2)	7,335	6,365
Considered doubtful	62	24
	7,397	6,389
Less: Provision for doubtful debts	62	24
	7,335	6,365
	7,335	6,365
(1) Includes dues from companies where directors are interested	49	21
(2) Includes dues from subsidiaries (refer to note 2.25)	88	204

Provision for doubtful debts

Periodically, the Company evaluates all customer dues to the Company for collectability. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer’s ability to settle. The Company normally provides for debtor dues outstanding for six months or longer from the invoice date, as at the Balance Sheet date. The Company pursues the recovery of the dues, in part or full.

2.14 CASH AND CASH EQUIVALENTS

in crore

Particulars	As at
	September 30, 2013	March 31, 2013
Cash on hand	–	–
Balances with banks
In current and deposit accounts	17,511	17,401
Others
Deposits with financial institutions	3,500	3,000
	21,011	20,401
Balances with banks in unpaid dividend accounts	3	3
Deposit accounts with more than 12 months maturity	187	181
Balances with banks held as margin money deposits against guarantees	194	189

Cash and cash equivalents as of September 30, 2013 and March 31, 2013 include restricted cash and bank balances of 197 crore and 192 crore, respectively. The restrictions are primarily on account of cash and bank balances held as margin money deposits against guarantees and unclaimed dividends.

The deposits maintained by the Company with banks and financial institutions comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

The details of balances as on Balance Sheet dates with banks are as follows:

in crore

Particulars	As at
	September 30, 2013	March 31, 2013
In current accounts
ANZ Bank, Taiwan	–	1
Bank of America, USA	153	751
Citibank NA, Australia	144	131
Citibank NA, Dubai	1	4
Citibank NA, India	4	13
Citibank NA, EEFC (U.S. Dollar account)	9	110
Citibank NA, Japan	23	16
Citibank NA, New Zealand	2	1
Citibank NA, South Africa	2	1
Citibank NA, Thailand	1	1
Deustche Bank, India	3	10
Deustche Bank-EEFC (Euro account)	17	21
Deustche Bank-EEFC (U.S. Dollar account)	459	64
Deutsche Bank, Belgium	5	10
Deutsche Bank, France	1	5
Deutsche Bank, Germany	18	14
Deutsche Bank, Netherlands	7	10
Deutsche Bank, Russia	2	2
Deutsche Bank, Singapore	1	1
Deutsche Bank, Spain	2	2
Deutsche Bank, Switzerland	1	1
Deutsche Bank, UK	161	69
Deutsche Bank-EEFC (Swiss Franc account)	2	2
ICICI Bank, India	100	44
ICICI Bank-EEFC (U.S. Dollar account)	13	9
Nordbanken, Sweden	14	2
Punjab National Bank, India	2	3
RBS, Denmark	1	1
Royal Bank of Canada, Canada	27	15
The Bank of Tokyo-Mitsubishi UFJ, Ltd., Japan	–	1
	1,175	1,315

in crore

Particulars	As at
	September 30, 2013	March 31, 2013
In deposit accounts
Allahabad Bank	275	275
Andhra Bank	704	704
Axis Bank	760	1,000
Bank of Baroda	1,159	1,919
Bank of India	1,674	1,891
Canara Bank	2,344	1,891
Central Bank of India	1,308	1,262
Corporation Bank	699	699
Federal Bank	25	25
ICICI Bank	2,845	2,499
IDBI Bank	1,439	995
Indusind Bank	25	–
ING Vysya Bank	100	88
Indian Overseas Bank	593	441
Jammu and Kashmir Bank	25	25
Kotak Mahindra Bank	200	200
Oriental Bank of Commerce	653	750
Ratnakar Bank	5	5
State Bank of Hyderabad	700	700
Standard Chartered Bank	106	–
South Indian Bank	–	25
Vijaya Bank	300	300
Yes Bank	200	200
	16,139	15,894
In unpaid dividend accounts
HDFC Bank - Unclaimed dividend account	1	1
ICICI bank - Unclaimed dividend account	2	2
	3	3
In margin money deposits against guarantees
Canara Bank	135	130
ICICI Bank	1	1
State Bank of India	58	58
	194	189
Deposits with financial institutions
HDFC Limited	3,500	3,000
	3,500	3,000
Total cash and cash equivalents as per Balance Sheet	21,011	20,401

2.15 SHORT-TERM LOANS AND ADVANCES

in crore

Particulars	As at
	September 30, 2013	March 31, 2013
Unsecured, considered good
Loans to subsidiary (refer to note 2.25)	252	184
Others
Advances
Prepaid expenses	155	57
For supply of goods and rendering of services	23	46
Withholding and other taxes receivable	861	732
Others (1)	51	12
	1,342	1,031
Restricted deposits (refer to note 2.33)	726	724
Unbilled revenues (2)	2,821	2,217
Interest accrued but not due	104	91
Loans and advances to employees
Housing and other loans	67	62
Salary advances	134	125
Electricity and other deposits	35	31
Mark-to-market forward and options contracts	–	88
Rental deposits (3)	4	23
	5,233	4,392
Unsecured, considered doubtful
Loans and advances to employees	6	6
	5,239	4,398
Less: Provision for doubtful loans and advances to employees	6	6
	5,233	4,392
(1) Includes dues from subsidiaries (refer to note 2.25)	45	10
(2) Includes dues from subsidiaries (refer to note 2.25)	2	5
(3) Includes deposits from subsidiaries (refer to note 2.25)	–	21

2.16 INCOME FROM SOFTWARE SERVICES AND PRODUCTS

in crore

Particulars	Quarter ended September 30,		Half-year ended September 30,
	2013	2012	2013	2012
Income from software services	11,012	8,767	20,563	17,250
Income from software products	470	362	878	788
	11,482	9,129	21,441	18,038

2.17 OTHER INCOME

in crore

Particulars	Quarter ended September 30,		Half-year ended September 30,
	2013	2012	2013	2012
Interest received on deposits with banks and others	516	411	1,013	869
Dividend received on investment in mutual fund units	42	61	73	85
Miscellaneous income, net	7	6	13	10
Gains / (losses) on foreign currency, net	(62)	150	(33)	123
	503	628	1,066	1,087

2.18 EXPENSES

in crore

Particulars	Quarter ended September 30,		Half-year ended September 30,
	2013	2012	2013	2012
Employee benefit expenses
Salaries and bonus including overseas staff expenses	6,500	4,780	11,942	9,431
Contribution to provident and other funds	63	93	180	202
Staff welfare	9	9	17	14
	6,572	4,882	12,139	9,647
Cost of technical sub-contractors
Technical sub-contractors - subsidiaries	331	101	602	210
Technical sub-contractors - others	335	317	643	576
	666	418	1,245	786
Travel expenses
Overseas travel expenses	317	315	638	625
Traveling and conveyance	23	28	49	54
	340	343	687	679
Cost of software packages and others
For own use	129	123	264	246
Third party items bought for service delivery to clients	36	33	75	62
	165	156	339	308
Communication expenses
Telephone charges	63	55	118	105
Communication expenses	25	18	45	34
	88	73	163	139

in crore

Particulars	Quarter ended September 30,		Half-year ended September 30,
	2013	2012	2013	2012
Other expenses
Office maintenance	81	66	150	131
Power and fuel	47	46	93	91
Brand building	23	26	44	45
Rent	45	36	90	70
Rates and taxes, excluding taxes on income	25	19	42	37
Repairs to building	5	12	12	23
Repairs to plant and machinery	7	10	15	21
Computer maintenance	18	14	43	33
Consumables	5	6	8	12
Insurance charges	9	9	16	16
Research grants	1	1	4	5
Marketing expenses	7	5	14	15
Commission charges	9	11	17	14
Printing and Stationery	3	4	8	7
Professional membership and seminar participation fees	5	6	8	11
Postage and courier	4	4	8	6
Advertisements	1	–	1	2
Provision for post-sales client support and warranties	(12)	58	(26)	67
Commission to non-whole time directors	3	2	5	4
Freight charges	1	1	1	1
Provision for bad and doubtful debts and advances	31	13	70	34
Books and periodicals	1	–	2	1
Auditor's remuneration
Statutory audit fees	1	1	1	1
Other services	–	1	–	1
Bank charges and commission	1	1	2	2
Miscellaneous expenses	–	(3)	–	(3)
Donations	–	5	–	10
Others*	219	–	219	–
	540	354	847	657

*Others for the quarter and half year ended September 30, 2013 include a provision of 219 crore towards visa related matters. Refer note 2.34

2.19 TAX EXPENSE

in crore

	Quarter ended September 30,		Half-year ended September 30,
	2013	2012	2013	2012
Current tax
Income taxes	1,006	910	1,852	1,752
Deferred taxes	(124)	(14)	(144)	(13)
	882	896	1,708	1,739

Income taxes

The provision for taxation includes tax liabilities in India on the Company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries. Infosys' operations are conducted through Software Technology Parks ('STPs') and Special Economic Zones ('SEZs'). Income from STPs were tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2011. Income from SEZs is fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions.

2.20 CONTINGENT LIABILITIES AND COMMITMENTS (TO THE EXTENT NOT PROVIDED FOR)

in crore

Particulars	As at
	September 30 , 2013		March 31, 2013
Contingent liabilities :
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others		27		19
Claims against the Company, not acknowledged as debts (1)		532		535
[Net of amount paid to statutory authorities 1,591 crore (1,114 crore)]
Commitments :
Estimated amount of unexecuted capital contracts
(net of advances and deposits)		997		1,139
	in million	in crore	in million	in crore
Forward contracts outstanding
In USD	799	5,002	814	4,419
In Euro	39	330	50	348
In GBP	78	793	55	453
In AUD	70	409	70	396
		6,534		5,616

(1) Claims against the company not acknowledged as debts include demands from the Indian Income tax authorities for payment of additional tax of 1,548 crore (1,088 crore), including interest of 429 crore (313 crore) upon completion of their tax review for fiscal 2006, fiscal 2007, fiscal 2008 and fiscal 2009. These income tax demands are mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income Tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007, fiscal 2008 and fiscal 2009 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units. The matter for fiscal 2006, fiscal 2007, fiscal 2008 and fiscal 2009 are pending before the Commissioner of Income tax ( Appeals), Bangalore. The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

As of the Balance Sheet date, the Company's net foreign currency exposures that are not hedged by a derivative instrument or otherwise is Nil (1,189 crore as at March 31, 2013).

The foreign exchange forward contracts mature between 1 to 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

in crore

Particulars	As at
	September 30, 2013	March 31, 2013
Not later than one month	1,419	945
Later than one month and not later than three months	2,786	1,701
Later than three months and not later than one year	2,329	2,970
	6,534	5,616

The Company recognized a loss on derivative financial instruments of 347 crore and gain of 350 crore during the quarter ended September 30, 2013 and September 30, 2012, respectively, which is included in other income.

The Company recognized a loss on derivative financial instruments of 738 crore and gain of 28 crore during the half-year ended September 30, 2013 and September 30, 2012, respectively, which is included in other income.

2.21 QUANTITATIVE DETAILS

The Company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 5 (viii)(c) of general instructions for preparation of the statement of profit and loss as per revised Schedule VI to the Companies Act, 1956.

2.22 IMPORTS (VALUED ON THE COST, INSURANCE AND FREIGHT BASIS)

in crore

Particulars	Quarter ended		Half-year ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Capital goods	128	92	178	172
	128	92	178	172

2.23 ACTIVITY IN FOREIGN CURRENCY

in crore

Particulars	Quarter ended		Half-year ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Earnings in foreign currency
Income from software services and products	11,198	8,985	20,862	17,728
Interest received from banks and others	1	1	5	2
Dividend received from subsidiary	–	83	–	83
	11,199	9,069	20,867	17,813
Expenditure in foreign currency
Overseas travel expenses (including visa charges)	231	271	581	535
Professional charges	274	104	344	189
Technical sub-contractors - subsidiaries	335	75	569	160
Overseas salaries and incentives	4,607	3,210	8,397	6,386
Other expenditure incurred overseas for software development	688	591	1,312	1,073
	6,135	4,251	11,203	8,343
Net earnings in foreign currency	5,064	4,818	9,664	9,470

2.24 DIVIDENDS REMITTED IN FOREIGN CURRENCIES

The Company remits the equivalent of the dividends payable to equity shareholders and holders of ADS. For ADS holders the dividend is remitted in Indian rupees to the depository bank, which is the registered shareholder on record for all owners of the Company’s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

The particulars of dividends remitted are as follows:

in crore

Particulars	Number of Non-resident share holders	Number of shares to which the dividends relate	Half-year ended
			September 30, 2013	September 30, 2012
Final dividend for fiscal 2013	2	7,19,18,545	194	–
Special dividend for fiscal 2012 - 10 years of Infosys BPO operations	4	7,73,18,432	–	77
Final dividend for fiscal 2012	4	7,73,18,432	–	170

2.25 RELATED PARTY TRANSACTIONS

List of related parties:

Name of subsidiaries	Country	Holding as at
		September 30, 2013	March 31, 2013
Infosys BPO	India	99.98%	99.98%
Infosys China	China	100%	100%
Infosys Mexico	Mexico	100%	100%
Infosys Sweden	Sweden	100%	100%
Infosys Shanghai	China	100%	100%
Infosys Brasil	Brazil	100%	100%
Infosys Public Services, Inc.	U.S.A	100%	100%
Infosys Consulting India Limited (1)	India	–	100%
Infosys Americas (2)	U.S.A	100%	–
Infosys BPO s. r. o (3)	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp Z.o.o (3)	Poland	99.98%	99.98%
Infosys McCamish Systems LLC (Formerly known as McCamish Systems LLC) (3)	USA	99.98%	99.98%
Portland Group Pty Ltd (3)(4)	Australia	99.98%	99.98%
Portland Procurement Services Pty Ltd (10)	Australia	99.98%	99.98%
Infosys Australia (5)	Australia	100%	100%
Lodestone Holding AG (6)	Switzerland	100%	100%
Lodestone Management Consultants (Canada) Inc. (7)	Canada	100%	100%
Lodestone Management Consultants Inc. (7)	U.S.A	100%	100%
Lodestone Management Consultants Pty Limited (7)	Australia	100%	100%
Lodestone Management Consultants (Asia Pacific) Limited (7)(8)	Thailand	–	–
Lodestone Management Consultants AG (7)	Switzerland	100%	100%
Lodestone Augmentis AG (12)	Switzerland	100%	100%
Hafner Bauer & Ödman GmbH (7)	Switzerland	100%	100%
Lodestone Management Consultants (Belgium) S.A. (9)	Belgium	99.90%	99.90%
Lodestone Management Consultants GmbH (7)	Germany	100%	100%
Lodestone Management Consultants Pte Ltd. (7)	Singapore	100%	100%
Lodestone Management Consultants SAS (7)	France	100%	100%
Lodestone Management Consultants s.r.o. (7)	Czech Republic	100%	100%
Lodestone Management Consultants GmbH (7)	Austria	100%	100%
Lodestone Management Consultants China Co., Ltd. (7)	China	100%	100%
Lodestone Management Consultants Ltd. (7)	UK	100%	100%
Lodestone Management Consultants B.V. (7)	Netherlands	100%	100%
Lodestone Management Consultants Ltda. (9)	Brazil	99.99%	99.99%
Lodestone Management Consultants Sp. z.o.o. (7)	Poland	100%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda. (7)	Portugal	100%	100%
S.C. Lodestone Management Consultants S.R.L. (7)	Romania	100%	100%
Lodestone Management Consultants S.R.L. (7)(11)	Argentina	100%	100%

(1)	Refer Note 2.26
(2)	Incorporated effective June 25, 2013
(3)	Wholly owned subsidiaries of Infosys BPO.
(4)	On January 4, 2012, Infosys BPO acquired 100% of the voting interest in Portland Group Pty Ltd
(5)	Under liquidation
(6)	On October 22, 2012, Infosys acquired 100% voting interest in Lodestone Holding AG
(7)	Wholly owned subsidiaries of Lodestone Holding AG acquired on October 22, 2012
(8)	Liquidated effective February 14, 2013
(9)	Majority owned and controlled subsidiaries of Lodestone Holding AG acquired on October 22, 2012
(10)	Wholly owned subsidiary of Portland Group Pty Ltd
(11)	Incorporated effective January 10, 2013
(12)	Wholly owned subsidiary of Lodestone Management Consultants AG

Infosys guarantees the performance of certain contracts entered into by its subsidiaries.

List of other related party

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees’ Welfare Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust

List of key management personnel

Whole time directors

N. R. Narayana Murthy (joined effective June 1, 2013)

S. Gopalakrishnan

S. D. Shibulal

Srinath Batni

V. Balakrishnan

Ashok Vemuri (resigned with effect from September 12, 2013)

B. G. Srinivas

Executive council members

Pravin Rao

U. Ramadas Kamath

Chandrashekar Kakal

Nandita Gurjar

Stephen R. Pratt

Basab Pradhan

Prasad Thrikutam

Rajiv Bansal (effective November 1, 2012).

Srikantan Moorthy (effective April 1, 2013)

Sanjay Purohit (effective April 1, 2013)

Ranganath D Mavinakere (effective August 19, 2013)

Binod Hampapur Rangadore (effective August 19, 2013)

Nithyanandan Radhakrishnan (effective August 19, 2013)

Non-whole-time directors

K.V.Kamath

Deepak M. Satwalekar

Dr. Omkar Goswami

David L. Boyles

Sridar A. Iyengar (retired with effect from August 13, 2012)

Prof. Jeffrey S. Lehman

R.Seshasayee

Ann M. Fudge

Ravi Venkatesan

Leo Puri (joined effective April 11, 2013 and resigned effective August 14, 2013)

Chief Risk Officer and Company Secretary

Parvatheesam K

The details of amounts due to or due from as at September 30, 2013 and March 31, 2013 are as follows:

in crore

Particulars	As at
	September 30, 2013	March 31, 2013
Trade Receivables
Infosys China	1	4
Infosys BPO (Including subsidiaries)	6	40
Infosys Public Services	81	160
	88	204
Loans
Infosys Brasil	26	–
Infosys Public Services	81	68
Lodestone Holding AG (including subsidiaries)	145	116
	252	184
Other receivables
Infosys BPO (Including subsidiaries)	2	9
Lodestone Holding AG (including subsidiaries)	43	1
	45	10
Unbilled revenues
Infosys Public Services	–	5
Lodestone Holding AG (including subsidiaries)	2	–
	2	5
Trade payables
Infosys China	8	9
Infosys BPO (Including subsidiaries)	29	72
Infosys Mexico	1	1
Lodestone Holding AG (including subsidiaries)	(5)	–
Infosys Brasil	2	–
	35	82
Other payables
Infosys BPO (Including subsidiaries)	10	10
Infosys Mexico	2	–
Lodestone Holding AG (including subsidiaries)	127	21
Infosys Consulting India	–	2
Infosys Brasil	1	–
Infosys Public Services	2	–
	142	33
Provision for expenses
Infosys BPO (Including subsidiaries)	2	1
Lodestone Holding AG (including subsidiaries)	–	33
	2	34
Rental Deposit given for shared services
Infosys BPO	21	21
Rental Deposit taken for shared services
Infosys BPO	27	27

The details of the related party transactions entered into by the Company, in addition to the lease commitments described in note 2.8, for the quarter and half-year ended September 30, 2013 and September 30, 2012 are as follows:

in crore

Particulars	Quarter ended		Half-year ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Capital transactions:
Financing transactions
Infosys Shanghai	–	141	–	141
Infosys Mexico	–	–	–	11
Infosys Brasil	–	39	–	44
Infosys Americas	1	–	1	–
	1	180	1	196
Loans
Infosys Brasil	–	–	22	–
	–	–	22	–
Revenue transactions:
Purchase of services
Infosys Australia	–	–	–	2
Infosys China	68	62	131	129
Lodestone Holding AG (including subsidiaries)	250	–	412	–
Infosys BPO (Including subsidiaries)	50	34	91	67
Infosys Sweden	–	2	1	4
Infosys Mexico	3	2	6	7
Infosys Brasil	1	1	2	1
	372	101	643	210
Purchase of shared services including facilities and personnel
Infosys BPO (including subsidiaries)	15	17	36	34
	15	17	36	34
Interest income
Lodestone Holding AG	2	–	4	–
Infosys Public Services	1	–	2	–
Infosys Brasil	1	–	1	–
	4	–	7	–
Sale of services
Infosys Australia	–	–	–	1
Infosys China	1	1	1	1
Lodestone Holding AG (including subsidiaries)	–	–	2	–
Infosys BPO (including subsidiaries)	19	19	35	31
Infosys Public Services	136	102	273	206
	156	122	311	239
Sale of shared services including facilities and personnel
Infosys BPO (including subsidiaries)	10	8	21	17
	10	8	21	17
Dividend Income
Infosys Australia	–	83	–	83

During the quarter and half year ended September 30, 2013, an amount of Nil (5 crore and 10 crore for the quarter and half–year ended September 30, 2012) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the Company are trustees.

During the quarter and half-year ended September 30, 2013, an amount of Nil (Nil for the quarter and half-year ended September 30, 2012 respectively) has been granted to Infosys Science Foundation, a not-for-profit foundation, in which certain directors and officers of the Company are trustees.

The table below describes the compensation to key managerial personnel which comprise directors and members of executive council:

in crore

Particulars	Quarter ended		Half-year ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Salaries and other employee benefits to whole-time directors and members of executive council (1)	15	15	22	27
Commision and other benefits to non-executive/independent directors	2	2	5	4
Total compensation to key managerial personnel	17	17	27	31
(1) Includes a one time earn out payment of 6 crore made to Stephen Pratt during the three months ended September 30, 2012

2.26 Merger of Infosys Consulting India Limited

The Hon’ble High Court of Karnataka sanctioned the scheme of amalgamation of Infosys Consulting India Limited (ICIL) with Infosys Limited with an effective date of August 23, 2013 and an appointed date of January 12, 2012. ICIL was a wholly owned subsidiary of Infosys Limited and was engaged in software related consultancy services. The merger of ICIL into Infosys Limited has been accounted for under pooling of Interest method referred to in Accounting Standard 14, Accounting for Amalgamation (AS-14).

All the assets and liabilities of ICIL on and after the appointed date and prior to the effective date have been transferred to Infosys Limited on a going concern basis. As ICIL was a wholly owned subsidiary of Infosys Limited, no shares have been allotted to the shareholders upon the scheme becoming effective.

2.27 RESEARCH AND DEVELOPMENT EXPENDITURE

in crore

Particulars	Quarter ended September 30,		Half-year ended September 30,
	2013	2012	2013	2012
Expenditure at Department of Scientific and Industrial Research (DSIR) approved R&D centres (eligible for weighted deduction) (1)
Capital Expenditure	–	1	–	1
Revenue Expenditure	68	66	133	123
Other R&D Expenditure
Capital Expenditure	–	–	–	1
Revenue Expenditure	193	174	369	319
Total R&D Expenditure
Capital Expenditure	–	1	–	2
Revenue Expenditure	261	240	502	442

(1) DSIR has accorded weighted deduction approval for Finacle and Infosys labs R&D centres of Infosys located at Bangalore, Bhubaneswar, Chandigarh, Chennai, Hyderabad, Mysore, Pune and Trivandrum locations. The approval is effective 23rd November 2011.

The eligible R&D revenue and capital expenditure are 68 crore and Nil for the quarter ended September 30, 2013 and 66 crore and 1 crore towards revenue and capital expenditure for the quarter ended September 30, 2012.

The eligible R&D revenue and capital expenditure are 133 crore and Nil for the half-year ended September 30, 2013 and 123 crore and 1 crore towards revenue and capital expenditure for the half-year ended September 30, 2012.

2.28 SEGMENT REPORTING

The Company's operations predominantly relate to providing end-to-end business solutions thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. The Chief Executive Officer evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, segment information has been presented both along industry classes and geographic segmentation of customers, industry being the primary segment. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the Group are primarily financial services and insurance (FSI) comprising enterprises providing banking, finance and insurance services, enterprises in manufacturing (MFG), enterprises in the energy, utilities, communication and services (ECS) and enterprises in retail, consumer packaged goods, logistics and life sciences (RCL). Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the company's offshore software development centers and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Company.

Fixed assets used in the Company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made. Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Industry Segments

Quarter ended September 30, 2013 and September 30, 2012:

in crore

Particulars	FSI	MFG	ECS	RCL	Total
Income from software services and products	3,979	2,476	2,298	2,729	11,482
	3,118	1,923	1,871	2,217	9,129
Identifiable operating expenses	1,979	1,301	1,023	1,410	5,713
	1,389	911	888	968	4,156
Allocated expenses	941	616	571	679	2,807
	752	466	453	537	2,208
Segmental operating income	1,059	559	704	640	2,962
	977	546	530	712	2,765
Unallocable expenses					257
					238
Other income, net					503
					628
Profit before exceptional item and tax					3,208
					3,155
Exceptional item-Dividend Income					–
					83
Profit before tax					3,208
					3,238
Tax expense					882
					896
Profit after taxes and exceptional item					2,326
					2,342

Half-year ended September 30, 2013 and September 30, 2012:

in crore

Particulars	FSI	MFG	ECS	RCL	Total
Income from software services and products	7,446	4,587	4,276	5,132	21,441
	6,240	3,805	3,630	4,363	18,038
Identifiable operating expenses	3,658	2,388	1,940	2,632	10,618
	2,773	1,787	1,699	1,879	8,138
Allocated expenses	1,717	1,109	1,032	1,240	5,098
	1,478	921	878	1,056	4,333
Segmental operating income	2,071	1,090	1,304	1,260	5,725
	1,989	1,097	1,053	1,428	5,567
Unallocable expenses					507
					452
Other income, net					1,066
					1,087
Profit before exceptional item and tax					6,284
					6,202
Exceptional item-Dividend Income					–
					83
Profit before tax					6,284
					6,285
Tax expense					1,708
					1,739
Profit after taxes and exceptional item					4,576
					4,546

Geographic Segments

Quarter ended September 30, 2013 and September 30, 2012:

in crore

Particulars	North America	Europe	India	Rest of the World	Total
Income from software services and products	7,322	2,487	312	1,361	11,482
	5,916	1,963	160	1,090	9,129
Identifiable operating expenses	3,674	1,243	119	677	5,713
	2,608	920	137	491	4,156
Allocated expenses	1,900	566	60	281	2,807
	1,433	475	38	262	2,208
Segmental operating income	1,748	678	133	403	2,962
	1,875	568	(15)	337	2,765
Unallocable expenses					257
					238
Other income, net					503
					628
Profit before exceptional item and tax					3,208
					3,155
Exceptional item-Dividend Income					–
					83
Profit before tax					3,208
					3,238
Tax expense					882
					896
Profit after taxes and exceptional item					2,326
					2,342

Half-year ended September 30, 2013 and September 30, 2012:

in crore

Particulars	North America	Europe	India	Rest of the World	Total
Income from software services and products	13,684	4,603	605	2,549	21,441
	11,724	3,813	350	2,151	18,038
Identifiable operating expenses	6,829	2,329	244	1,216	10,618
	5,146	1,836	233	923	8,138
Allocated expenses	3,383	1,057	118	540	5,098
	2,836	914	78	505	4,333
Segmental operating income	3,472	1,217	243	793	5,725
	3,742	1,063	39	723	5,567
Unallocable expenses					507
					452
Other income, net					1,066
					1,087
Profit before exceptional item and tax					6,284
					6,202
Exceptional item-Dividend Income					–
					83
Profit before tax					6,284
					6,285
Tax expense					1,708
					1,739
Profit after taxes and exceptional item					4,576
					4,546

2.29 GRATUITY PLAN

The following table set out the status of the Gratuity Plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation and plan assets :

in crore

Particulars	As at
	September 30, 2013	March 31, 2013	March 31, 2012	March 31, 2011	March 31, 2010
Obligations at year beginning	612	569	459	308	256
Transfer of obligation	–	–	–	–	(2)
Service cost	47	183	143	171	72
Interest cost	23	35	37	24	19
Transfer of obligation on amalgamantion (refer to note 2.26)	3	–	–	–	–
Actuarial (gain) / loss	(29)	(23)	(6)	15	(4)
Benefits paid	(48)	(83)	(64)	(59)	(33)
Curtailment gain	–	(69)	–	–	–
Obligations at year / period end	608	612	569	459	308
Defined benefit obligation liability as at the balance sheet date is fully funded by the Company.
Change in plan assets
Plan assets at year beginning, at fair value	643	582	459	310	256
Expected return on plan assets	29	57	47	34	24
Actuarial gain	–	1	–	1	1
Contributions	10	86	140	173	62
Benefits paid	(48)	(83)	(64)	(59)	(33)
Transfer of plan assets on amalgamantion (refer to note 2.26)	2	–	–	–	–
Plan assets at year / period end, at fair value	636	643	582	459	310
Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the year/period	636	643	582	459	310
Present value of the defined benefit obligations at the end of the year/period	608	612	569	459	308
Asset recognized in the balance sheet	28	31	13	–	2
Assumptions
Interest rate	9.20%	7.95%	8.57%	7.98%	7.82%
Estimated rate of return on plan assets	9.55%	9.51%	9.45%	9.36%	9.00%
Weighted expected rate of salary increase	7.27%	7.27%	7.27%	7.27%	7.27%

Net gratuity cost for the quarter and half-year ended September 30, 2013 and September 30, 2012 comprises of the following components:

in crore

Particulars	Quarter ended September 30,		Half-year ended September 30,
	2013	2012	2013	2012
Gratuity cost for the period
Service cost	7	25	47	99
Interest cost	12	10	23	21
Expected return on plan assets	(14)	(14)	(29)	(28)
Actuarial (gain)/loss	(29)	(4)	(29)	(39)
Plan amendment amortization	(1)	(1)	(2)	(2)
Net gratuity cost	(25)	16	10	51
Actual return on plan assets	13	15	29	31

Gratuity cost, as disclosed above, is included under Employee benefit expenses and is segregated between software development expenses, selling and marketing expenses and general and administration expenses on the basis of number of employees.

During the year ended March 31, 2010, a reimbursement obligation of 2 crore has been recognized towards settlement of gratuity liability of Infosys Consulting India Limited (ICIL). This has been offest pursuant to transfer of all assets and liabilities of ICIL on account of merger.

As at September 30, 2013 and March 31, 2013, the plan assets have been primarily invested in government securities. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market. The Company expects to contribute approximately 60 crore to the gratuity trust during the remainder of fiscal 2014.

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by 37 crore, which is being amortised on a straight line basis to the statement of profit and loss over 10 years representing the average future service period of the employees. The unamortized liability as at September 30, 2013 and March 31, 2013 amounts to 13 crore and 15 crore, respectively and disclosed under 'Other long-term liabilities' and other current liabilities'.

The company has aligned the gratuity entitlement for majority of its employees prospectively to the Payment of Gratuity Act. This amendment has resulted in a curtailment gain of 69 crores for the year ended March 31, 2013 which has been recognized in the statement of profit and loss for the year ended March 31, 2013.

2.30 PROVIDENT FUND

The Company contributed 67 crore and 129 crore towards provident fund during the quarter and half-year ended September 30, 2013, respectively (58 crore and 116 crore during the quarter and half-year ended September 30, 2012, respectively).

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. The Actuarial Society of India has issued the final guidance for measurement of provident fund liabilities during the quarter ended December 31, 2011. The actuary has accordingly provided a valuation and based on the below provided assumptions there is no shortfall as at September 30, 2013, March 31, 2013, March 31, 2012, March 31, 2011 and March 31, 2010.

The details of fund and plan asset position are given below:

in crore

Particulars	As at
	September 30, 2013	March 31, 2013	March 31, 2012	March 31, 2011	March 31, 2010
Plan assets at period end, at fair value	2,510	2,399	1,816	1,579	1,295
Present value of benefit obligation at period end	2,510	2,399	1,816	1,579	1,295
Asset recognized in balance sheet	–	–	–	–	–

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

Particulars	As at
	September 30, 2013	March 31, 2013	March 31, 2012	March 31, 2011	March 31, 2010
Government of India (GOI) bond yield	9.20%	7.95%	8.57%	7.98%	7.83%
Remaining term of maturity	8 years	8 years	8 years	7 years	7 years
Expected guaranteed interest rate	8.50%	8.25%	8.25%	9.50%	8.50%

2.31 SUPERANNUATION

The Company contributed 51 crore and 99 crore to the superannuation trust during the quarter and half–year ended September 30, 2013,respectively (42 crore and 83 crore during the quarter and half-year ended September 30, 2012, respectively).

2.32 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER SHARE

Particulars	Quarter ended September 30,		Half-year ended September 30,
	2013	2012	2013	2012
Number of shares considered as basic weighted average shares outstanding	57,42,36,166	57,42,31,349	57,42,36,166	57,42,30,750
Add: Effect of dilutive issues of shares/stock options	–	864	–	1,203
Number of shares considered as weighted average shares and potential shares outstanding	57,42,36,166	57,42,32,213	57,42,36,166	57,42,31,953

2.33 RESTRICTED DEPOSITS

Deposits with financial institutions as at September 30, 2013 include 726 crore (724 crore as at March 31, 2013) deposited with Life Insurance Corporation of India to settle employee–related obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered 'cash and cash equivalents'.

2.34 LITIGATION

On May 23, 2011, the company received a subpoena from a grand jury in the United States District Court for the Eastern District of Texas. The subpoena required that the company provide to the grand jury certain documents and records related to its sponsorships for, and uses of, B1 business visas. The company complied with the subpoena. In connection with the subpoena, during a meeting with the United States Attorney’s Office for the Eastern District of Texas, the company was advised that it and certain of its employees are targets of the grand jury investigation. The company was subsequently advised that this investigation was continuing and that additional subpoenas may be issued.

In addition, the U.S. Department of Homeland Security (“DHS”) reviewed the company’s employer eligibility verifications on Form I-9 with respect to its employees working in the United States. In connection with this review, the company was advised that the DHS has found errors in a significant percentage of its Forms I-9 that the DHS has reviewed, and may impose fines and penalties on the company related to such alleged errors.

In pursuit of a civil resolution, the company is engaged in discussions with the U.S. Attorney’s Office and other governmental departments regarding these matters, and based on the current status of such discussions, has recorded a provision of 219 crores including legal costs. The company intends to continue discussions with the U.S. Attorney’s Office and other governmental departments. However, it cannot predict the final outcome of these discussions.

In the event that the U.S government undertakes any actions which limit the B-1 business visa program or other visa program that the company utilizes, imposes sanctions, fines or penalties on the company or its employees, or undertakes any other actions against the company arising from the investigations or discussions that are currently ongoing, this could materially and adversely affect the company’s business and results of operations.

EPS for the quarter and half year ended September 30, 2013 is 44.32 per share and 83.51 per share respectively, excluding the provision of 219 crore for visa related matters. EPS for the quarter and half year ended September 30, 2013 is 40.50 per share and 79.69 per share, including the provision of 219 crore for visa related matters. The difference is 3.82 per share.

2.35 NOTES TO CASH FLOW STATEMENTS

 in crore, except as otherwise stated

Particulars	Half-year ended
	September 30, 2013	September 30, 2012
2.35.1 CHANGE IN TRADE RECEIVABLES
As per the balance sheet	7,335	6,140
Less: Opening balance considered	6,365	5,404
	970	736
2.35.2 CHANGE IN LOANS AND ADVANCES AND OTHER ASSETS
As per the balance sheet (current and non current) (1)	7,164	5,022
Less: Gratuity obligation - unamortised amount relating to plan amendment (2)	13	16
Interest accrued but not due	104	92
Loan to subsidiary	252	–
Advance income taxes	1,302	919
Capital Advance	512	404
Closing balance	4,981	3,591
Less: Opening balance considered	4,204	3,196
	777	395
(1) excludes loans and advances of 1 crore taken over from Infosys Consulting India Limited pursuant to transfer of assets and liabilities, effective August 2013
(2) refer to note 2.29
2.35.3 CHANGE IN LIABILITIES AND PROVISIONS
As per the balance sheet (current and non current) (1)	9,157	5,656
Less:Unpaid dividend	3	3
Retention monies	78	46
Gratuity obligation - unamortised amount relating to plan amendment	13	16
Payable for acquisition of business (2)	218	–
Payable to subsidiary for acquisition	4	–
Capital creditors	3	–
Provision separately considered in cash flow statement
Income taxes	1,841	1,184
Proposed Dividend	1,149	862
Tax on dividend	195	140
	5,653	3,405
Less: Opening balance considered	3,589	2,894
	2,064	511
(1) excludes other liabilities of 2 crore taken over from Infosys Consulting India Limited pursuant to transfer of assets and liabilities, effective August 2013
(2) includes exchange difference of 27 crore for the half-year ended September 30, 2013
2.35.4 INCOME TAXES PAID
Charge as per the statement of profit and loss	1,708	1,739
Add / (Less) :Increase/(Decrease) in advance income taxes (1)	280	(10)
Increase / (Decrease) in deferred taxes (2)	144	13
(Increase) / Decrease in income tax provision (3)	(564)	(217)
	1,568	1,525
(1) excludes advance taxes 3 crore taken over from Infosys Consulting India Limited pursuant to transfer of assets and liabilities, effective August 2013
(2) excludes exchange difference of 48 crore and 11 crore for the half-year ended September 30, 2013 and September 30,2012, respectively
(3) excludes provision for taxes of 3 crore taken over from Infosys Consulting India Limited pursuant to transfer of assets and liabilities, effective August 2013
2.35.5 PAYMENT TOWARDS CAPITAL EXPENDITURE
As per the balance sheet	694	687
Less: Opening capital work-in-progress	1,135	588
Add: Closing capital work-in-progress	1,352	762
Less: Closing Capital creditors	3	–
Add: Opening Capital creditors	64	–
Add: Opening retention monies	69	42
Less: Closing retention monies	78	46
Add: Closing capital advance	512	404
Less: Opening capital advance	439	433
	1,036	828
2.35.6 INVESTMENTS IN SUBSIDIARIES
As per the balance sheet (1)	2,452	1,260
Less: Opening balance considered	2,451	1,064
	1	196
(1) excludes investment of 1 crore as of September 30, 2013 in Infosys Consulting India Limited pursuant to transfer of assets and liabilities, effective August 2013
2.35.7 INVESTMENT/(DISPOSAL) OF OTHER INVESTMENTS
Opening balance considered	1,888	341
Add: Investment in mutual fund units and certificate of deposits	10,739	9,213
Less: Disposal of mutual fund units	9,186	(4,350)
Add : Investment taken over pursuant to merger (1)	7	–
Closing balance	3,448	5,204
(1) excludes mutual fund units of 7 crore taken over from Infosys Consulting India Limited during the quarter ended September 30, 2013
2.35.8 INVESTMENT/(DISPOSAL) OF TAX FREE BONDS
Opening balance considered	308	–
Add: Investment in tax free bonds	632	–
Less: Disposal of tax free bonds	–	–
Closing balance	940	–
2.35.9 INTEREST AND DIVIDEND RECEIVED
Interest and dividend income as per statement of profit and loss	1,086	954
Add: Opening interest accrued but not due on loan	–	–
Less: Closing interest accrued but not due on loan	7	–
Add: Opening interest accrued but not due	91	31
Less: Closing interest accrued but not due	104	92
	1,066	893
2.35.10 LOAN GIVEN TO SUBSIDIARIES
Closing Balance	252	–
Less: Increase in loan balance due to exchange difference	39	–
Less : Interest accrued included above	7	–
Less: Opening balance	184	–
	22	–

2.36 Exceptional Item

During the quarter and half-year ended September 30, 2012, the Company received dividend of 83 crore from its wholly owned subsidiary Infosys Australia. The tax on such dividend is 14 crore.

2.37 FUNCTION WISE CLASSIFICATION OF STATEMENT OF PROFIT AND LOSS

in crore

Statement of Profit and Loss account for the	Quarter ended		Half-year ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Income from software services and products	11,482	9,129	21,441	18,038
Software development expenses	6,991	5,324	13,080	10,448
GROSS PROFIT	4,491	3,805	8,361	7,590
Selling and marketing expenses	697	467	1,239	892
General and administration expenses*	832	573	1,397	1,131
	1,529	1,040	2,636	2,023
OPERATING PROFIT BEFORE DEPRECIATION	2,962	2,765	5,725	5,567
Depreciation and amortization	257	238	507	452
OPERATING PROFIT	2,705	2,527	5,218	5,115
Other income	503	628	1,066	1,087
PROFIT BEFORE EXCEPTIONAL ITEM AND TAX	3,208	3,155	6,284	6,202
Dividend income	–	83	–	83
PROFIT BEFORE TAX	3,208	3,238	6,284	6,285
Tax expense:
Current tax	1,006	910	1,852	1,752
Deferred tax	(124)	(14)	(144)	(13)
PROFIT FOR THE PERIOD	2,326	2,342	4,576	4,546

*Administration expenses for the quarter and half year ended September 30, 2013 include a provision of 219 crore towards visa related matters. Refer note 2.34

2.38 DETAILS OF ROUNDED OFF AMOUNTS

The financial statements are presented in crore . Those items which are required to be disclosed and which were not presented in the financial statement due to rounding off to the nearest crore are given as follows :

Balance Sheet Items

in crore

Note	Description	As at
		September 30, 2013	March 31, 2013
Balance Sheet
2.8	Fixed assets - Vehicles
	Deletion during the period	0.06	0.07
	Depreciation on deletions	0.06	0.05
2.10	Investments
	Investment in Infosys Sweden	0.06	0.06
	Investment in Global Innovation and Technology Alliance	0.50	0.50
2.15	Short-Term Loans and Advances
	Share application money	0.50	–
2.25	Related party transactions
	Trade receivables
	Infosys Brasil	0.13	–
	Trade payables
	Infosys Sweden	0.14	0.21
	Other Receivables
	Infosys Public Services	0.09	0.30
	Other Payables
	Infosys Public Services	–	0.50

Statement of Profit and Loss

in crore

Note	Description	Quarter ended		Half-year ended
		September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Profit & Loss
2.18	Auditor's remuneration
	Certification charges	0.02	0.02	0.04	0.04
	Out-of-pocket expenses	0.02	0.01	0.03	0.02
2.17	Profit / (loss) on disposal of fixed assets	0.04	0.15	0.54	0.19

As per our report of even date attached

for B S R & Co.	for Infosys Limited

Chartered Accountants

Firm’s Registration No : 101248W

Zubin Shekary Partner Membership No. 48814	N. R. Narayana Murthy Executive Chairman	S. Gopalakrishnan Executive Vice-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	K. V. Kamath Director
	Deepak M. Satwalekar Director	Dr. Omkar Goswami Director	David L. Boyles Director	Prof. Jeffrey S. Lehman Director
	R. Seshasayee Director	Srinath Batni Director	V. Balakrishnan Director	B.G.Srinivas Director
Bangalore October 11, 2013	Rajiv Bansal Chief Financial Officer	K.Parvatheesam Chief Risk Officer and Company Secretary

Auditors’ Report on Quarterly Financial Results and Year to Date Financial Results of Infosys Limited Pursuant to the Clause 41 of the Listing Agreement

To

The Board of Directors of Infosys Limited

We have audited the quarterly financial results of Infosys Limited (‘the Company’) for the quarter ended 30 September 2013 and year to date financial results for the period from 1 April 2013 to 30 September 2013, attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreement, except for the disclosures regarding ‘Public Shareholding’ and ‘Promoter and Promoter Group Shareholding’ which have been traced from disclosures made by the management and have not been audited by us. These quarterly financial results as well as year to date financial results have been prepared on the basis of the interim financial statements, which are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial results based on our audit of such interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, issued pursuant to the Companies (Accounting Standards) Rules, 2006 as per section 211 (3C) of the Companies Act, 1956 which, as per a clarification issued by the Ministry of Corporate Affairs, continues to apply under section 133 of the Companies Act 2013 (which has superseded section 211(3C) of the Companies Act 1956 w.e.f. 12 September 2013) and other accounting principles generally accepted in India.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us, these quarterly financial results:

(i)	are presented in accordance with the requirements of Clause 41 of the Listing Agreement in this regard; and
(ii)	give a true and fair view of the net profit and other financial information for the quarter ended 30 September 2013 as well as the year to date results for the period from 1 April 2013 to 30 September 2013.

Further, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the number of shares as well as percentage of shareholdings in respect of aggregate amount of public shareholdings, as furnished by the Company in terms of Clause 35 of the Listing Agreement and found the same to be correct.

for B S R & Co.
Chartered Accountants
Firm’s registration number: 101248W

Zubin Shekary
Partner
Membership number: 048814

Bangalore
11 October 2013